

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 10, 2023

J. Adam Guo
Chief Executive Officer
Emo Capital Corp.
10409 Pacific Palisades Ave.
Las Vegas, NV 89144

> **Re: Emo Capital Corp.**
> **Post-Qualification Amendment No. 1 on Form 1-A POS**
> **Filed May 3, 2023**
> **File No. 024-12169**

Dear J. Adam Guo:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Vic Devlaeminck